Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

IK HEALTHCARE INVESTMENT LIMITED,

IK HEALTHCARE MERGER LIMITED

and

IKANG HEALTHCARE GROUP, INC.

Dated as of March 26, 2018

Section 8.02	Termination by Either the Company or Parent	57
Section 8.03	Termination by the Company	58
Section 8.04	Termination by Parent	58
Section 8.05	Effect of Termination	59
Section 8.06	Termination Fees	59

ARTICLE IX

GENERAL PROVISIONS

Section 9.01	Non-Survival of Representations, Warranties and Agreements	62
Section 9.02	Notices	62
Section 9.03	Certain Definitions	63
Section 9.04	Severability	72
Section 9.05	Entire Agreement; Assignment	72
Section 9.06	Parties in Interest	73
Section 9.07	Interpretation	73
Section 9.08	Specific Performance	73
Section 9.09	Governing Law	74
Section 9.10	Amendment	75
Section 9.11	Waiver	75
Section 9.12	Counterparts	75

Appendix I	Rollover Shareholders and Rollover Shares
Annex A	Plan of Merger
Schedule 1.07(a)
Schedule 1.07(b)
Schedule 1.07(c)
Schedule 6.03(a)
Schedule 6.15

AGREEMENT AND PLAN OF MERGER, dated as of March 26, 2018 (this “Agreement”), among IK Healthcare Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), IK Healthcare Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and iKang Healthcare Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that this Agreement and the Merger, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company having regard to the interests of the Company’s shareholders (other than the holders of Excluded Shares), (ii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Merger, and (iii) subject to the terms set forth herein, resolved to recommend the approval of this Agreement, the Plan of Merger and the Merger by the shareholders of the Company at the Shareholders’ Meeting (as defined below); and

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain holders of Shares (as defined below) as set forth in Appendix I hereto (collectively, the “Rollover Shareholders”), IK Healthcare Holdings Limited, which is the sole shareholder of Parent (“Holdco”), and Parent have executed and delivered a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, (a) the Rollover Shareholders will vote all Shares held directly or indirectly by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (b) the Rollover Shareholders agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of the Rollover Shares (as defined below) in accordance with the terms thereof.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, each of the Sponsors has executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (as may be supplemented or amended from time to time in accordance with this Agreement, the “Limited Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01                             The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company.  As a result of the Merger, the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent and Merger Sub shall be struck off the register of companies in the Cayman Islands, such that the separate corporate existence of Merger Sub shall cease.

Section 1.02                             Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Simpson Thacher & Bartlett, ICBC Tower, 35/F, 3 Garden Road, Central, Hong Kong, China, as soon as practicable, but in any event no later than the tenth (10th) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement, or another date or time agreed in writing by Company and Parent (such date being the “Closing Date”).

Section 1.03                             Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) in substantially the form set out in Annex A and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL.  The Merger shall become effective upon the date specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04                             Effects of the Merger.

As of the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the CICL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05                             Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law and such memorandum and articles of association; provided, however, that, at the Effective Time, (a) Article I of the memorandum of association of the Surviving Company shall be amended to read as follows:  “The name of the company is iKang Healthcare Group, Inc.”; (b) the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “iKang Healthcare Group, Inc.” and if necessary, references therein to the authorized share capital of the Surviving Company shall be amended to refer to the authorized share capital of the Surviving Company as provided in the Plan of Merger; and (c) the articles of association shall include the provisions required by Section 6.05(a).

Section 1.06                             Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and (b) except as otherwise provided for in this Agreement, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Section 1.07                             Closing Deliverables.

The Company shall deliver to Parent at the Closing (a) duly signed resignations, effective as of the Effective Time, of the directors of the Group Companies set forth in Schedule 1.07(a), which shall include a customary waiver of any claims against any Group Company, and (b) certain other Closing deliverables set forth in Schedule 1.07(b). If and to the extent designated by Parent in writing at least ten (10) Business Days prior to Closing, the Company shall use its reasonable best efforts to deliver to Parent at the Closing such additional Closing deliverables set forth in Schedule 1.07(c); provided that Parent shall make such designations only with respect to any Group Company that has any event or circumstance that would reasonably be expected to cause a Company Material Adverse Effect.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01                             Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares or other securities of the Company:

(a)                                 each Class A common share, par value US$0.01 per share, of the Company (a “Class A Share”), including the Class A Shares represented by American Depositary Shares (the “ADSs”), each representing 1/2 of a Class A Share, and each Class C common share, par value US$0.01 per share, of the Company (a “Class C Share” and, collectively with each Class A Share, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares), shall be cancelled and cease to exist in exchange for, and shall thereafter represent only, the right to receive US$41.20 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04 and the register of members of the Company will be amended accordingly;

(b)                                 each of the Excluded Shares issued and outstanding immediately prior to the Effective Time, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(c)                                  each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled in accordance with Section 2.03 and thereafter represent the right to receive the applicable payments pursuant to the procedure referenced in Section 2.03; and

(d)                                 each ordinary share, par value US$1.00 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.01 each, of the Surviving Company.  Such ordinary shares in the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02                             Share Incentive Plans and Outstanding Company Options.

(a)                                 At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans or otherwise relating to Company Options, and (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable.

(b)                                 Each holder of a Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company, as soon as practicable after the Effective Time (without interest) (but in any event not later than five (5) Business Days thereafter), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger

Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option; provided that (A) if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor and (B) the Company Options listed on Section 2.02(b) of the Company Disclosure Schedule will be cancelled for no consideration.

(c)                                  Any payment under this Section 2.02 shall be subject to all applicable Taxes and tax withholding requirements, and each holder of Company Options immediately prior to the Effective Time shall be personally responsible for the proper reporting and payment of all Taxes related to any payment contemplated by this Section 2.02.

(d)                                 At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.02.  The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company to any person pursuant to the Share Incentive Plans or in settlement of any Company Options.  Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options informing such holder of the effect of the Merger on their Company Options.

Section 2.03                             Dissenting Shares.

(a)                                 Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time in accordance with Section 238 of the CICL and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)                                 The Company shall give Parent (i) prompt notice of any written objection or dissent to the Merger or demands for appraisal received by the Company, attempted written withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by the Company relating to any rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter’s rights or any demands for appraisal under the CICL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter’s rights or demands.

(c)                                  In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section

238(4) of the CICL within twenty (20) days of the receipt of the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04                             Exchange of Share Certificates, etc.

(a)                                 Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and shall enter into a paying agent agreement in form and substance reasonably satisfactory to the Company.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares and Dissenting Shares), cash in an amount sufficient to pay the Merger Consideration pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Exchange Fund”).  If for any reason following the Effective Time the cash in the Exchange Fund is insufficient to fully satisfy all the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit, or cause the Surviving Company to promptly deposit, cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b)                                 Exchange Procedures.  As promptly as practicable, and in any event within three (3) Business Days after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each person who was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a):  (i) a letter of transmittal which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Shares (other than Excluded Shares and Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree; and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (the “Uncertificated Shares”), but in each case excluding Excluded Shares and Dissenting Shares, shall be entitled to receive, in exchange for the cancellation of such Shares, payment in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of such Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.  Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time (but in any event not later than five (5) Business Days thereafter) an amount in cash in immediately available funds equal to the product of (x) the Shares held by the Depositary immediately prior to the Effective Time (other than the Excluded Shares) and (y) the Per Share Merger Consideration, (B) the Depositary will promptly distribute one-half of the Per Share Merger Consideration with respect to each outstanding ADS to holders of ADSs (other than ADSs representing the Excluded Shares) upon surrender by such holders of the ADSs, (C) holders of ADSs who are untraceable will be determined, and ADSs held by such holders will be treated, in the same manner as holders of Shares in Section 2.04(d), (D) any funds payable to holders of ADSs unclaimed by holders of ADSs will be treated, as closely as possible, in the same manner as any portion of the Exchange Fund that remains unclaimed by the holders of Shares pursuant to Section 2.04(g), and (E) upon termination of the Deposit Agreement (as defined below) as contemplated in Section 2.06, the Depositary will deliver to the Paying Agent any portion of funds payable to holders of ADSs as a result of the Merger which remains undistributed to holders of ADSs as of the date of such termination and the Paying Agent will thereafter pay amounts owed to holders of ADSs until termination of Exchange Fund in accordance with and subject to Section 2.04(g).  The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with this distribution to holders of ADSs and the cancellation of ADSs (including any ADS cancellation or termination fees payable in accordance with the Deposit Agreement).  No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash payable upon due surrender of the relevant Share Certificate(s) may be paid to such transferee if the Share Certificate(s), if any, which immediately prior to the Effective Time represented such Shares, are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)                                  Lost Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, an indemnity (in customary form) or the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)                                 Untraceable Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Surviving Company, as applicable, of their current contact details.  A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the security holder list maintained by the Depositary, as applicable, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person by the Company or the Depositary, as applicable, in respect of such dividend either (x) has been sent to such person and has been returned undelivered or has not been cashed or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered.  Monies due to Dissenting Shareholders and holders of Shares or ADSs who are untraceable should be returned to the Surviving Company on-demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares who are untraceable. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e)                                  Adjustments to Merger Consideration.  The Per Share Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide holders of Shares or Company Options the same economic benefit as contemplated by this Agreement.

(f)                                   Investment of Exchange Fund.  The Exchange Fund, pending its disbursement to the holders of Shares, may be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion, provided that no such investment or losses shall affect the amounts payable to such holders, and Parent and the Surviving Company shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration for the holders of Shares (other than Excluded Shares and Dissenting Shares).  Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company.  Except as contemplated by Section 2.04(b), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the holders of Shares for six (6) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a).  Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(h)                                 No Liability.  After the Effective Time, none of the Paying Agent, the Rollover Shareholders, the Sponsors, Parent or the Surviving Company shall be liable to any former holder of Shares (including Shares represented by ADSs) for cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)                                     Withholding Rights.  Each of Parent, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares (including Shares represented by ADSs) such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law.  To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent or the Depositary to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares (including Shares represented by ADSs) in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be.

Section 2.05                             No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.06                             Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement, dated April 8, 2014 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms and this Agreement; provided that this termination shall have no effect on the obligations and procedures established with the Depositary pursuant to Section 2.04(b) with respect to receipt and payment of the Merger Consideration to the holders of ADSs.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (b) the Company SEC Reports filed prior to the date hereof (excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections and any other sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01                             Organization and Qualification.

(a)                                 Each Group Company is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization or formation and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to be so organized, existing or in good standing, or the failure of any Group Company to have such power, authority or governmental approvals, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each Group Company is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Except as disclosed in the Company SEC Reports and in Section 3.01(b) of the Company Disclosure Schedule, as of the date hereof, (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

Section 3.02                             Memorandum and Articles of Association.

The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, as applicable, each as amended to date, of each Group Company.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect.  No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents, as applicable, in any material respect.

Section 3.03                             Capitalization.

(a)                                 The authorized share capital of the Company consists of 58,000,000 Class A Shares and 2,000,000 Class C Shares.  As of the date of this Agreement, (i) 33,916,439 Class A Shares (including 343,745 Class A Shares issued to the Depositary and reserved for the exercise of Company Options) and 805,100 Class C Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 2,112,443 Shares are subject to outstanding Company Options, and (iii) no Shares are held in the treasury of the Company.  Except as set forth in this Section 3.03(a) and the Rights Agreement, as of the date hereof, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company.  As of the date of this Agreement, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)                                 Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date hereof:  (i) the number of Shares subject to such Company Option and (ii) the exercise or purchase price of such Company Option.  The grant of each Company Option was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws.

(c)                                  The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted all of the Company Options that are currently outstanding, and (y) the form of award agreements evidencing all of such Company Options. Each Company Option was duly authorized by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee hereof) and any shareholder approval by the necessary number of votes. Each such grant was made in accordance with the terms of the applicable Share Incentive Plan, the Exchange Act and all other applicable Laws.

(d)                                 There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company.

(e)                                  The outstanding share capital or registered capital, as the case may be, in each of the Company’s Subsidiaries that is directly or indirectly owned by the Company or subject to a power of attorney granted to a Subsidiary of the Company is (i) duly authorized, validly issued, fully paid and non-assessable, and (ii) free and clear of all Liens (other than Permitted Encumbrances). Subject to limitations imposed by applicable Law and the applicable constitutional documents, such Group Company has the unrestricted right to vote, and to receive dividends and distributions on, all such equity securities held by such Group Company in such Subsidiary.

(f)                                   Section 3.03(f) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, for each Company’s Subsidiary, as applicable: (i) the option plans or employee stock incentive plans opposite the name of such Subsidiary, (ii) the percentage of share capital or registered capital reserved for the option plans of such Subsidiary, and (iii) the number of options outstanding and held by each holder of such options, and (iv) the number of shares, registered capital or share capital issued pursuant to such option plans or employee stock incentive plans and held by each holder of such options. Except as set forth in Section 3.03(f) of the Company Disclosure Schedule, none of Company’s Subsidiaries makes or adopts any option plans or employee incentive plans or reserves any shares, registered capital or share capital for any employees.

Section 3.04                             Authority Relative to This Agreement; Fairness.

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite Company Vote (as defined below), to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions pursuant to this Agreement have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the transactions pursuant to this Agreement, in each case, subject only to the approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)                                 The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Merger, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company having regard to the interests of the Company’s shareholders as a whole (other than holders of the Excluded Shares), (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Merger, and (iii) subject to the terms of this Agreement (including Section 6.04(c)), resolved to recommend approval of this Agreement, the Plan of Merger and the Merger to the holders of Shares (the “Company Recommendation”).  The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Merger be submitted to holders of Shares for approval.

(c)                                  The Special Committee has received the written opinion of J.P. Morgan Securities (Asia Pacific) Limited (the “Financial Advisor”), dated the date of this Agreement, to the effect that, subject to the limitations, qualifications and assumptions set forth therein and as of the date thereof, the Per Share Merger Consideration to be paid to the holders of Shares (other than the Excluded Shares and the Dissenting Shares) in the Merger is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement solely for informational purposes.  It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their Affiliates.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 3.05                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate (A) the memorandum and articles of association of the Company or (B) any equivalent organizational documents of any other Group Company, (ii) assuming that the consents, approvals, authorizations and permits referred to in Section 3.05(b) have been obtained or taken and the filings and notifications described in Section 3.05(b) have been made or satisfied and that the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, or Order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Encumbrances) on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any Group Company or any of its assets or properties is bound or affected, except, with respect to clauses (i)(B), (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair or delay the consummation of the transactions contemplated hereby.

(b)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic (including the PRC) and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii)  compliance with the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair or delay the consummation of the Transactions.

Section 3.06                             Permits; Compliance with Laws.

(a)                                 Each of the Group Companies is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Group Companies to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, including to the extent required Practice Permits for Medical Institutions (医疗机构执业许可证), Radiation Safety Licenses (辐射安全许可证) and Permits for Radiological Diagnosis and Treatment (放射诊疗许可证), except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”).  As of the date of this Agreement, all Material Company Permits are effective and passed their respective annual inspection in accordance with applicable Laws and no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) that are required to be obtained or made in respect of each Group Company incorporated in the PRC with respect to its capital structure and operations as now being conducted, including, but not limited to, if so material, registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”), the Ministry of Human Resources and Social Security, the Ministry of Environmental Protection and the State Administration of Tax, the National Health and Family Planning Commission (formerly the Ministry of Health), and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws. Each of the Group Companies is in compliance with the applicable terms of the Material Company Permits except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company is in default, breach or violation of any Law applicable to it (including (A) any Laws applicable to its business and (B) any Laws related to the protection of personal data), or by which any of its properties or assets is bound.  No Group Company has received any written notice or communication from any Governmental Authority or stock exchange of any non-compliance with any applicable Laws that has not been cured, except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)                                  In the past three (3) years, no Group Company, nor, to the knowledge of the Company, Company Representative (in the course of its actions for, or on behalf of, a Group Company) has (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value to a Government Official:

(i)                                     for the purpose of:  (A) improperly influencing any act or decision of such Government Official in their official capacity; (B) improperly inducing a Government Official to do or omit to do any act in violation of their lawful duty; (C) securing any improper advantage; or (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist a Group Company or any Company Representative in obtaining or retaining business for or with, or in directing business to, a Group Company or any Company Representative; or

(ii)                                  in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(d)                                 No Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law.  No Group Company or, to the knowledge of the Company, any Company Representative has received any written notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.06(d). The Group Companies have implemented policies and procedures designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply with the U.S. Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption laws.

(e)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company has complied with the registration or reporting requirements of SAFE Circular 7, SAFE Circular 37, SAFE Circular 75, SAFE Circular 78 or any other applicable SAFE rules and regulations including without limitation the registration of its Share Incentive Plans with the Governmental Authorities in the PRC.

(f)                                   No Group Company, nor, to the knowledge of the Company, any director, officer, employee, representative, agent or Affiliate of any Group Company acting on behalf of any Group Company (each, a “Company Representative”), (i) is subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; or (ii) has violated, or operated not in compliance with, any applicable export restrictions, anti-boycott regulations, or embargo regulations.

Section 3.07                             SEC Filings; Financial Statements.

(a)                                 The Company has filed or furnished, as the case may be, all forms, reports and documents required to be filed by it with or furnished to the SEC since March 31, 2015 (the “Applicable Date”) (the forms, reports and other documents filed or furnished since the Applicable Date including those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”).  The Company SEC Reports (i) at the time they were filed or furnished and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, in all cases, as in effect on the date so filed or furnished, and (ii) did not, at the time they were filed or furnished, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents or, in the case of Company SEC Reports filed or furnished after the date hereof, will fairly present, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, except as may be noted therein.

(c)           Except as set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on August 15, 2017, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), in each case, that is required in accordance with GAAP to be disclosed or reflected on or reserved against a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since March 31, 2017, (B) incurred pursuant to this Agreement or in connection with the Merger or the other transactions contemplated hereby, or (C) which would not reasonably be expected to have a Company Material Adverse Effect.

(d)           The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report.  The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”).  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(e)           The Group Companies maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and include those policies and procedures that are designed to (i) provide for maintenance of records that, in reasonable detail, accurately and fairly reflect dispositions of a Group Company’s material assets, (ii) provide reasonable assurance that material transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company’s material assets that would have a material effect on the consolidated financial statements.

(f)            The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NASDAQ).

Section 3.08          Absence of Certain Changes or Events.

From March 31, 2017 through the date of this Agreement, except as set forth in Section 3.08 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, (a) each Group Company has conducted its business in all material respects in the ordinary course of business and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect or any change, event, development, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (c) no Group Company has taken any action that, were such action taken after the date hereof without Parent’s consent, would constitute a breach of covenants contained in subsection (a), (b), (c), (d), (e), (g), (i), (m) or (p) of Section 5.01, and (d) there has not been any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.09          Absence of Litigation.

Except as set forth in Section 3.09 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any property or asset of any Group Company, before any Governmental Authority which (a) would reasonably be expected to have a Company Material Adverse Effect or (b) would reasonably be expected to enjoin, restrain, prevent or materially delay the consummation of the Merger, other than any such matters arising after the date hereof relating to the execution of this Agreement or the transactions contemplated by this Agreement.  Except as set forth in Section 3.09 of the Company Disclosure Schedule, no Group Company, nor any material property or asset of any Group Company, is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would prevent or materially delay the consummation of the Merger or performance by the Company of any of its material obligations under this Agreement.

Section 3.10          Labor and Employment Matters.

(a)           (i) During the past three (3) years through the date of this Agreement, there have been no labor strikes, lockout, slowdowns or work stoppage pending or, to the knowledge of the Company, threatened between any Group Company and its employees or independent contractors (collectively, “Company Personnel”) and (ii) as of the date of this Agreement, there are no material unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority.  No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it.  To the Company’s knowledge, as of the date of this Agreement, (i) there are no labor unions, works councils or other organizations representing or purporting to represent any Company Personnel and (ii) there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect any Group Company.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company is in compliance with all applicable laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid in full to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Company Personnel (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan and each Company Employee Agreement is and has at all times been operated and administered in compliance with the provisions thereof and all applicable legal requirements. Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Employee Plan has been duly accrued and made on a timely basis in all material respects. As of the date of this Agreement, there are no material claims or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan, other than routine claims for benefits in the ordinary course.

(d)           Except as otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Employee Plans; (ii) increase any benefits otherwise payable under any of the Company Employee Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

Section 3.11          Real Property; Property and Assets.

(a)           No Group Company owns any real property.

(b)           The Company has delivered or otherwise made available to Parent a true and complete copy of each material Lease, and in the case of any oral material Lease, a written summary of the material terms of such Lease.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each of the Leases relating to medical centers within the PRC:  (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed since the Applicable Date, and, to the knowledge of the Company, there are no disputes with respect to such Lease, (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease and (iv) Group Companies have a valid and subsisting leasehold interest in all property under the Leases, in each case free and clear of all Liens, other than the Permitted Encumbrances.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Group Company has valid and subsisting ownership interests in all tangible personal property reflected in the latest balance sheet included in the Company SEC Reports as being owned by such Group Company or acquired after the date thereof (except the tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear all Liens, other than Permitted Encumbrances and (ii) the tangible personal property owned by the Group Companies is in satisfactory operating condition and repair for its continued use as it has been used, subject to reasonable wear and tear.

Section 3.12          Intellectual Property.

(a)           Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of all Intellectual Property Rights owned by each Group Company and issued by or registered with any Governmental Authority (“Registered Intellectual Property”), indicating for each such item the registration number or publication number, as applicable, and the jurisdiction in which such Registered Intellectual Property has been issued or is registered.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s knowledge, each Group Company has sufficient rights to use all Intellectual Property Rights used in the conduct of such Group Company’s respective business as it currently is conducted by such Group Company.  The foregoing is not, and shall not be construed as, a representation or warranty regarding non-

infringement, misappropriation or other violation by any of the Group Companies of the Intellectual Property Rights of any Third Party.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the business of each Group Company has not within the past three (3) years infringed, misappropriated or otherwise violated, and does not as currently conducted infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Third Party, and (ii) no claim has been asserted or threatened in writing within the past three (3) years to any Group Company that the conduct of the business of any Group Company infringes upon, misappropriates or otherwise violates the Intellectual Property Rights of any Third Party.

(d)           To the knowledge of the Company, with respect to each item of Intellectual Property Rights owned by any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Owned Intellectual Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property, and is entitled to use, transfer and license such Company Owned Intellectual Property in the continued operation of its respective business without payment to any Third Party (other than to one or more Governmental Authorities or other similar parties for the purposes of registering and maintaining such rights), and (ii) no Group Company is obligated to assign ownership of any Company Owned Intellectual Property to any Third Party.

(e)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, (i) no Company Owned Intellectual Property has been revoked, invalidated or otherwise challenged, (ii) all Company Owned Intellectual Property that is issued by or registered with any Governmental Authority is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and (iii) no person is engaging in any activity that infringes upon the Company Owned Intellectual Property.  To the knowledge of the Company, the Company has not within the three (3) years prior to the date of this agreement received any written claim challenging the ownership, use, validity or enforceability of any Company Owned Intellectual Property.

(f)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each item of Intellectual Property Rights licensed to any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), to the knowledge of the Company, (i) such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property, and (ii) no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder.

(g)           Each Group Company has taken commercially reasonable steps to protect and maintain the secrecy of confidential information included in the Company Owned

Intellectual Property and Company Licensed Intellectual Property derives material independent economic value from such secrecy.

Section 3.13          Taxes.

(a)           Each Group Company has timely filed all material Tax returns and reports required to be filed by it and has paid and discharged all material Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings.  All such material Tax returns are true, accurate and complete in all material respects.

(b)           No taxing authority or agency is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith.  As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of any material Taxes against any Group Company.  Each Group Company has properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Law.

(c)           No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(d)           There are no material Tax Liens upon any shares, securities, equity interests, property or assets of any Group Company except Liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(e)           To the knowledge of the Company, as of the date of this Agreement, no claim has been made in writing by a Governmental Authority in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

(f)            Neither the Company nor any Subsidiary takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(g)           Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities.  No submissions made to any Governmental Authority in connection with obtaining material Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other material preferential Tax treatments or Tax rebates contained any material misstatement or material omission that would have affected the granting of such material Tax exemptions, preferential treatments or rebates.  As of the date of this Agreement, no suspension, revocation or cancellation of any such material Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened.

(h)           Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.13 constitute the only representations and warranties of the Company with respect to Tax matter.

Section 3.14          Bankruptcy Proceedings.

No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor as of the date of this Agreement does the Company have any knowledge that its creditors intend to initiate involuntary bankruptcy proceedings.

Section 3.15          Material Contracts.

(a)           Except as disclosed in Section 3.15 of the Company Disclosure Schedule, as of the date of this Agreement, no Group Company is a party to or bound by any of the following types of Contracts, arrangements or understandings (“Material Contracts”):

(i)            any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)           any Contract which involves payment obligations of any Group Company of more than US$2,500,000 or otherwise involves consideration of more than US$6,000,000, in the aggregate, over the remaining term of such Contract;

(iii)          any Contract relating to any Indebtedness in excess of US$2,500,000;

(iv)          Contracts pursuant to which any Group Company is a party that creates or grant a material Lien, other than Permitted Encumbrances and other Contracts entered into in the ordinary course of business consistent with the past practice;

(v)           Contracts with the 10 largest customers and the 10 largest suppliers of the Group Companies in the most recent financial year;

(vi)          any Lease involving payments by a Group Company of more than US$2,000,000 on an annual basis;

(vii)         Contracts entered into in the last three (3) years in connection with the settlement or other resolution of any suit, claim or action that has any continuing material obligations, liabilities or restrictions or involved payment of more than US$1,000,000;

(viii)        any Contract under which any Group Company has, directly or indirectly, made any capital contribution to, or other investment in, any person (other than any Group Company or any person that would become a Group Company upon the consummation of the transactions contemplated by such Contract) in excess of US$1,000,000;

(ix)          any material joint venture contracts, material strategic cooperation or partnership arrangements, or other similar material agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by any Group Company, or any Contract relating to the acquisition of any health screening center;

(x)           any Contract relating to the purchase or sale of any shares or securities of, or other equity interests in, any Group Company (other than any Share Incentive Plan) that has a fair market value or purchase price of more than US$5,000,000;

(xi)          any material Contract that limits, or purports to limit, the ability of any Group Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time in a manner that is material to the Group Companies, taken as a whole;

(xii)         any material Contract under which there are material rights or obligations outstanding involving any directors, officers or shareholders of the Company holding more than 5% of the outstanding share capital of the Company (other than Contracts relating to services as employees, officers or directors of the Company), or any of their respective Affiliates (other than the Group Companies) or immediate family members, and which is required to be disclosed as a related party transaction under Form 20-F under the Exchange Act;

(xiii)        any Contract providing for any change of control or similar payments upon the consummation of the Merger in excess of US$2,000,000; and

(xiv)        any Contract pursuant to which (A) any of the Group Companies grants to any Third Party a license with respect to any Company Owned Intellectual Property that is material to the Group Companies taken as a whole; or (B) any Third Party grants to any Group Company a license with respect to Intellectual Property Rights that is material to the Group Companies taken as a whole, in each of clauses (A) and (B), excluding any licenses that are granted to or by any Group Company (1) in the ordinary course of business or (2) with respect to software that is generally commercially available.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, and no Group Company is in breach or violation of, or default under, any Material Contract, (ii) to the Company’s knowledge, no Material Contract has been canceled by the other party, (iii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract, and (iv) no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract.

Section 3.16          Environmental Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           each Group Company is in compliance with all applicable Environmental Laws and has obtained and possesses all approvals, permits, licenses, filings and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect;

(b)           no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law;

(c)           as of the date of this Agreement, no Group Company has received any written notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law, which remains unresolved; and

(d)           as of the date of this Agreement, no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.17          Insurance.

(a)           The Group Companies maintain policies of insurance covering the Company, Company’s Subsidiaries or any of their respective directors, legal representatives, employees, properties or assets (collectively, the “Policies”), including policies of property, directors’ and officers’ liability and medical malpractice liability insurance, with reputable insurers in such amounts and covering such risks as are sufficient, in accordance with, to the knowledge of the Company, prevailing industry practice in China, for the operation of the business of the Group Companies (taking into account the cost and availability of such insurance). The Company has made available true, correct and complete copies of all material Policies and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all of such Policies are in full force and effect (with all premiums due and payable thereon having been paid in full) and will not terminate or lapse by reason of this Agreement or the consummation of any of the transaction contemplated by this Agreement, and (ii) there is no claim pending under any of such Policies.

(b)           As of the date of this Agreement, (i) no Group Company has any reason to believe that it will not be able to (A) renew its existing insurance coverage as and when such coverage expires or (B) to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, and (ii) none of the Group Companies has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies. Section 3.17(a) of the Disclosure Schedule sets forth the aggregate amount of the annual premium for the Company’s directors’ and officers’ liability insurance policy in effect as of the date hereof.

Section 3.18          Anti-Takeover Provisions.

(a)           No takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) apply to this Agreement or the Transactions.

(b)           Except for the Rights Agreement, the Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.  The Company has taken all actions necessary to (i) render the Rights (as defined in the Rights Agreement) issued pursuant to the terms of the Rights Agreement inapplicable to the Merger, this Agreement, and the Transactions; (ii) ensure that (A) none of the Rollover Shareholders, Sponsors, Parent, Merger Sub and any of their Affiliates is an Acquiring Person (as defined in the Rights Agreement), (B) none of a Separation Time, Share Acquisition Date, Flip-over Transaction or Event (each as defined in the Rights Agreement) shall occur by reason of the approval or execution of this Agreement, the announcement or consummation of the Merger or other Transactions and (C) the Rights shall expire immediately prior to the Effective Time.

Section 3.19          Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.20          No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or with respect to any other information provided to Parent, Merger Sub or any of their Affiliates or Representatives.  Neither the Company nor any other person will have or be subject to any liability to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in the Data Room or management presentations in expectation of the Merger and the other transactions contemplated, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01          Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority or governmental approvals would not reasonably be expected to have, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

Section 4.02          Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03          No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, prevent or materially delay consummation of the Transactions by Parent or Merger Sub.

Section 4.04          Capitalization.

(a)           The authorized share capital of Parent is US$50,000 consisting solely of 50,000 ordinary shares, par value of US$1.00 each.  As of the date of this Agreement, one ordinary share of Parent is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable.  All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned solely by Holdco.  Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than pursuant to the Equity Commitment Letters and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)           The authorized share capital of Merger Sub is US$50,000 consisting solely of 50,000 ordinary shares, par value of US$1.00 each.  As of the date of this Agreement, one ordinary share of Merger Sub is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable.  All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, solely owned by Parent.  Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than pursuant to the Equity Commitment Letters and those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05          Financing.

(a)           Parent has delivered to the Company true and complete copies of  executed equity commitment letters from the Sponsors or their respective Affiliates (the “Equity Commitment Letters”) pursuant to which each Sponsor or its Affiliate has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent, up to the aggregate amount set forth therein (the “Financing”).  Each of the Equity Commitment Letters provides that the Company is an intended third party beneficiary thereof and entitled to enforce such Equity Commitment Letter in accordance with the terms and conditions thereof.

(b)           As of the date hereof, (i) each of the Equity Commitment Letters is in full force and effect and is a legal, valid and binding obligation of Parent (subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), (ii) none of the Equity Commitment Letters has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 6.07), and the respective commitments contained in the Equity Commitment Letters have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated, and (iii) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Equity Commitment Letters on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto.  Assuming (A) the Financing is funded in accordance with the Equity Commitment Letters, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Sections 7.01 and 7.02 or the waiver of such conditions, as of the date hereof, the proceeds contemplated by the Equity Commitment Letters will be sufficient for Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.  The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the applicable Financing available to Parent or Merger Sub on the terms and conditions therein.  As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions of the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the Transactions.

Section 4.06          Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Buyer Group Parties, except that Yunfeng Financial Group Limited may provide structuring or advisory services to and charge service fees from the Buyer Group Parties.

Section 4.07          Limited Guarantees.

Each of the Limited Guarantees has been duly and validly executed and delivered by the Sponsor executing such Limited Guarantee and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with its terms, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Sponsor or under such Limited Guarantee.

Section 4.08          Absence of Litigation.

There is no Action pending or, to the knowledge of Parent and Merger Sub, threatened against any of the Buyer Group Parties before any Governmental Authority.  None of the Buyer Group Parties is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.09          Buyer Group Contracts.

Other than the Buyer Group Contracts, there are no Contracts (whether oral or written) (a) between any of the Buyer Group Parties, on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, in their capacities as such, on the other hand, that relate in any way to the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, or (c) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement, the Plan of Merger and the Merger or has agreed to vote against any Competing Transaction or Superior Proposal.  Parent and Merger Sub hereby confirm that each of the facts set forth in Section 4.09 of the Parent Disclosure Schedule is accurate.

Section 4.10          Ownership of Shares.

As of the date of this Agreement, other than the Rollover Shares and as disclosed under Section 4.10 of the Parent Disclosure Schedule, none of the Buyer Group Parties beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.11          Solvency.

Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the Transactions, including the Financing (and any Alternative Financing, if applicable) and the payment of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions, including the payment of all related fees and expenses, assuming (a) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” or other words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Company will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.12          Non-Reliance on Company Estimates.

The Company has made available to Parent, Merger Sub or their respective Affiliates and Representatives, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub hereby acknowledges and agrees that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or budgets), and (d) neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets (or the accuracy or completeness thereof) furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause their respective Affiliates and Representatives not to, hold any such person liable with respect thereto; provided that, nothing contained in this Section 4.12 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

Section 4.13          Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that as of the date of this Agreement, it, its Affiliates and their respective Representatives have been provided sufficient access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges and agrees that none of the Company, its Affiliates or their respective Representatives has made any express or implied representation or warranty related to the Company, any of its Affiliates or the Transactions, or as to the accuracy or completeness of any information related to any of the foregoing, except for the representations and warranties of the Company set forth in Article III of this Agreement.

Section 4.14          No Other Representations or Warranties.

Except for the representations and warranties made by Parent and Merger Sub in Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.  Neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub will have or be subject to any liability or indemnity obligations to the Company or any other person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or its use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01          Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as (x) required by applicable law, (y) set forth in Section 5.01(i) of the Company Disclosure Schedule or (z) expressly contemplated or permitted by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the Company shall, and shall direct each of its Subsidiaries to, conduct the businesses of the Group Companies in a lawfully permitted manner in the ordinary course of business and consistent with past practice in all material respects; and (ii) the Company shall use its commercially reasonable efforts to, preserve substantially intact the business organization of the Group Companies in all material respects, keep available the services of the current officers and key employees of the Group Companies and maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Company has material business relations as of the date of this Agreement.

Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01(ii) of the Company Disclosure Schedule or (z) expressly contemplated or permitted by any other provision of this Agreement, the Company shall not and shall not direct any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)           amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)           issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company (other than in connection with (A) the exercise of any Company Options in accordance with the applicable Share Incentive Plans and/or applicable award agreement, (B) the withholding of Company securities to satisfy Tax obligations with respect to Company Options, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) pursuant to Contracts in effect as of the date of this Agreement), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of any Group Company except pursuant to the terms of any Company Employee Plan, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price in excess of US$2,000,000, except in the ordinary course of business;

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, other than (i) the purchase of Shares to satisfy obligations with respect to Company Options, including the withholding of Company securities to satisfy Tax obligations with respect to Company Options, the acquisition by the Company of its securities in connection with the forfeiture of Company Options, or the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof or (ii) according to any employee severance, retention, termination, change of control and other contractual rights in existence on the date hereof on the terms in effect on the date hereof;

(e)           effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company;

(f)            construction or acquisition of any new health screening center together with equipment purchases for such center with total cost in excess of US$3,000,000 individually;

(g)           (i) (A) acquire (including by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$3,000,000 in any transaction or related series of transactions, or (B) make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$3,000,000 in aggregate (in each case of (A) and (B), other than in the ordinary course of business or pursuant to the Contracts in existence on the date hereof and on the terms in effect on the date hereof); (ii) incur, assume, alter, amend or modify any Indebtedness in excess of US$3,000,000 individually or US$6,000,000 in the aggregate, or guarantee such Indebtedness, or issue any debt securities, except (x) for the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms), or other written Contracts in effect as of the date of this Agreement, or (y) as carried out in the ordinary course of business; (iii) make any loans or advances in excess of US$2,000,000 individually or US$4,000,000 in the aggregate; or (iv) except as otherwise permitted under this clause (g), authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$2,000,000 or capital expenditures which are, in the aggregate, in excess of US$4,000,000 for the Group Companies taken as a whole;

(h)           except (i) as otherwise required by Law or pursuant to any Company Employee Plan or other written Contract in effect as of the date of this Agreement, or (ii) as carried out in the ordinary course of business, (A) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company (other than the hiring or termination of individuals with aggregate annual compensation of less than US$200,000), (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of any Group Company which would become payable as a result of the Merger, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, any director, or officer of any Group Company, except such increases or payments that, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than five percent (5%), (D) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options, (E) take any action to accelerate the vesting or payment, of compensation or benefits under the Company Employee Plan which would become payable as a result of the Merger, or (F) forgive any loans to directors, officers or employees of any Group Company;

(i)            make any material change in its accounting principles, except as required by changes in statutory or regulatory accounting rules or U.S. GAAP or regulatory requirements with respect thereto;

(j)            except in the ordinary course of business, enter into, amend, modify or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) which calls for annual aggregate payments of US$3,000,000 or more and which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less, or amend, waive, modify or consent to the termination of any Group Company’s material rights thereunder;

(k)           enter into any Contract between a Group Company, on the one hand, and any of its Affiliates, officers, directors or employees (other than the Group Companies), on the other hand, except for Contracts permitted under Section 5.01(h);

(l)            terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(m)          commence or settle any Action other than (i) any settlement permitted under Section 6.10 or (ii) any Action or other settlement involving the payment of monetary damages not in excess of US$1,000,000;

(n)           permit any Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required to maintain and protect its interest in such Company Owned Intellectual Property, grant or license or transfer to any Third Party any material Company Owned Intellectual Property, in each case, except in the ordinary course of business or in the reasonable business judgment of the relevant Group Company;

(o)           engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(p)           make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to any material amount of Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to any material amount of Taxes or materially change any material method of Tax accounting; or

(q)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02          Conduct of Business by Parent and Merger Sub Pending the Merger.

Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not take any action or fail to take any action (and shall procure that the other Buyer Group Parties do not take any action or fail to take any action) that, individually or in the aggregate, is intended to or, would reasonably be expected to (i) result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (ii) prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement, and shall use its reasonable best efforts to pursue the satisfaction of the closing conditions set forth in Section 7.01 and Section 7.03.

Section 5.03          No Control of the Company’s Business.

Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct any Group Company’s operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over each Group Company’s operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01          Proxy Statement.

(a)           As soon as practicable following the date hereof, the Company with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company,

Parent and Merger Sub shall (and Parent shall procure the other Buyer Group Parties to) jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall (and Parent shall procure the other Buyer Group Parties to) use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall (and Parent shall procure the other Buyer Group Parties to) use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall (and Parent shall procure the other Buyer Group Parties to) furnish all information concerning such party to the other parties as may be reasonably required in connection with the preparation, filing and distribution of the Proxy Statement and the Schedule 13E-3 and the resolution of comments with respect thereto from the SEC.  Each of Parent and Merger Sub shall (and shall procure the other Buyer Group Parties to) provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly (and in any event within 24 hours of receipt thereof) notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand, with respect to the Proxy Statement and the Schedule 13E-3. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b)           Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that the information to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein), the Schedule 13E-3 and any other documents filed or to be filed with the SEC in connection with the Merger and the other transactions contemplated hereby, shall not, as of the time such documents (including any amendment or supplement thereto) are first mailed to shareholders of the Company and at the time of the Shareholders’ Meeting, contain untrue statement of material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading.  Each of Parent, Merger Sub and the Company further agrees that all documents that such party (and, in the case of Parent and Merger Sub, the other Buyer Group Parties) is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party (or, in the case of Parent and Merger Sub, the other Buyer Group Parties) for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub (or the other Buyer Group Parties) for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.  If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors (or, in the case of Parent and Merger Sub, the other Buyer Group Parties), is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement and the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company; provided that prior to such filing or dissemination, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c)           For the avoidance of doubt and notwithstanding anything herein to the contrary, in connection with any disclosure regarding a Change in the Company Recommendation made pursuant to the terms of this Agreement, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement or the Schedule 13E-3, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 6.02          Company Shareholders’ Meeting.

(a)           The Company shall, as soon as practicable after the SEC confirms that it has no further comments on the Proxy Statement and the Schedule 13E-3 but in any event no later than five days after such confirmation, (i) establish a record date for determining shareholders of  the Company entitled to vote at the shareholders’ meeting to be convened for the purpose of voting on approval of this Agreement, the Plan of Merger and the Merger (the “Shareholders’ Meeting”), (ii) with the assistance of Parent and Merger Sub, prepare and mail, or cause to be mailed, or otherwise disseminate the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the Shareholders’ Meeting, for the purpose of obtaining the Requisite Company Vote, and (iii) instruct the Depositary to (A) fix a date established by the Company as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”) at the Shareholders’ Meeting, (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.  Without the consent of Parent, approval of this Agreement, the Plan of Merger and the Merger, shall be the only matter (other than procedural matters) that shall be proposed to be acted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)           Subject to this Section 6.02 and Section 6.04(c), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Merger, and shall include such recommendation in the Proxy Statement.  Without limiting the generality of the foregoing sentence, the Company agrees that, unless this Agreement is validly terminated in accordance with Article VIII hereof, its obligations pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction, or by any Change in the Company Recommendation.  The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Plan of Merger and the Merger, and shall take all other action reasonably necessary or advisable to secure the Requisite Company Vote.

(c)           The Company shall duly convene and hold the Shareholders’ Meeting as soon as reasonably practicable following the mailing of the Proxy Statement, unless this Agreement is validly terminated in accordance with Article VIII hereof.  Notwithstanding Section 6.02(b), the Company may and, upon written request of Parent, the Company shall, recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting.  If the Shareholders’ Meeting is adjourned, unless this Agreement is validly terminated in accordance with Article VIII hereof, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter.

Section 6.03          Access to Information.

(a)           From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreement, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation; provided that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties; provided, further, that the Company shall not be required to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information are subject to any confidentiality agreement with a Third Party (provided that at the request of Parent, the Company shall use its commercially reasonable efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law, or (iv) such books, records, documents or other information involves the categories of trade secrets of the Company or its Subsidiaries set forth in Schedule 6.03(a).

(b)           All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreement.

(c)           No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04          No Solicitation of Transactions.

(a)           The Company agrees that neither it nor any of its Subsidiaries will, and that it will direct its and its Subsidiaries’ Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or intentionally encourage (including by way of furnishing nonpublic information in a manner designed to intentionally encourage) any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) regarding a Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information relating to the Company or the Transactions to, any person in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 6.04(b) or Section 6.04(c)) (an “Alternative Acquisition Agreement”), or (iv) authorize any Representative of the Company or any of its Subsidiaries, acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (i)—(iii) of this Section 6.04(a).  The Company shall not release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of any Competing Transaction unless it releases or waives the corresponding provision in the Confidentiality Agreement.  The Company shall notify Parent as promptly as practicable (and in any event within 48 hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer and (z) whether the Company has at such time any intention to provide confidential information to such person.  The Company shall keep Parent reasonably informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal or offer.  The Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is scheduled to consider any Competing Transaction.  The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction, and the Company shall immediately revoke or withdraw access of any Third Party to any data room containing any non-public information with respect to the Company or its Subsidiaries and request, and use its commercially reasonable efforts to cause, all such Third Parties to promptly return or destroy all such non-public information.

(b)           Notwithstanding anything to the contrary in this Section 6.04, the Company Board or the Special Committee may, directly or indirectly through the Company’s Representatives, with respect to any unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such proposal or offer was not initiated or solicited in violation of Section 6.04(a) other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) (i) contact and engage in discussions with any person who has made such proposal or offer solely for the purpose of clarifying and understanding the terms and conditions thereof and assessing whether such proposal or offer constitutes or would reasonably be expected to lead to a Superior Proposal, which actions shall not be deemed to violate Section 6.04(a) and (ii) furnish information to, and enter into discussions with, a person who has made such proposal or offer but, solely with respect to this clause (ii), only if the Company Board, upon the recommendation of the Special Committee, or the Special Committee, has (A) determined, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment (after consultation with independent legal counsel), that, in light of such proposal or offer, failure to furnish such information or enter into discussions would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, and (C) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreements (it being understood that the Company may enter into a confidentiality agreement without a standstill provision or with other terms that are less favorable to the Company than the Confidentiality Agreement if it waives or similarly modifies the standstill provision and such other terms, as applicable, in the Confidentiality Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives.

(c)           Except as permitted under this Section 6.04(c), neither the Company Board nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify, in each case, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in the Company Recommendation”), (ii) approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction (other than a confidentiality agreement permitted under Section 6.04(b)), or (iii) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company shareholders within ten (10) Business Days after commencement thereof; provided that a “stop, look and listen” communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction shall not be deemed to be a Change in the Company Recommendation or violate this Section 6.04.  Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, prior to the receipt of the Requisite Company Vote and upon advice by independent legal counsel, that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the recommendation of the Special Committee, (A) effect a Change in the Company Recommendation and/or (B) in connection with a Superior Proposal, (1) authorize the Company to terminate this Agreement in accordance with Section 8.03(c), (2) approve or recommend such Superior Proposal and/or (3) immediately prior to or concurrently with the termination of this Agreement, authorize the Company to enter into or execute any Alternative Acquisition Agreement with respect to such Superior Proposal, but solely in the case of this clause (B), such action will be permitted hereunder only (i) if the Company shall have complied with the requirements of Sections 6.04(a) and 6.04(b) with respect to such proposal or offer (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub); (ii) after (x) providing at least five (5) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation or take any other action described in this clause (B), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (y) negotiating with and directing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (z) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; and (iii) if Parent does not, within five (5) Business Days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and independent legal counsel) to be at least as favorable to the Company’s shareholders as such Superior Proposal.

(d)           A “Competing Transaction” means any of the following (other than the Transactions):  (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue or consolidated assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of the total voting power of the equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of the total voting power of the equity securities of the Company.

(e)           A “Superior Proposal” means an unsolicited, written, bona fide offer or proposal with respect to a Competing Transaction (provided that, for purposes of the definition of “Superior Proposal”, each reference to “20%” in the definition of “Competing Transaction” shall be replaced with “50%”) made by a Third Party that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee after (x) consultation with its financial advisor and independent legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(c) or otherwise prior to the time of determination), (i) would be reasonably likely to be consummated and (ii) if consummated, would result in a transaction which is more favorable to the Company and its shareholders than the Merger from a financial point of view; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if the consummation of the transaction contemplated by such offer is conditional upon (A) any due diligence review or investigation of the Company or any of the Subsidiaries by the Third Party or (B) the Third Party obtaining financing for such transaction; provided further, that any such offer from a Third Party that individually proposed or participated in any consortium in proposing any Competing Transaction to the Company prior to the date hereof shall not be deemed to be a “Superior Proposal” unless it is a binding offer from such Third Party.

(f)            Nothing contained in this Section 6.04 or elsewhere in this Agreement shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under applicable Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company and its Subsidiaries or (B) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05          Directors’ and Officers’ Indemnification and Insurance.

(a)           The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries.  The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification or advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.  From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)           The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Parties than those provided under the Company’s current policies, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount.  In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)           Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, Action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and Actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party), to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions and Actions to enforce this provision or any other indemnification or advancement right or any such person, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(d)           In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)           The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise.  The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.  The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06          Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)                                 any material notice or other material communication from any Governmental Authority in connection with the Transactions;

(b)                                 any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to or would be reasonably expected to impact such person’s ability to consummate the Transactions; and

(c)                                  if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to Section 6.06(c) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07                             Financing.

(a)                                 Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and conditions described in the applicable Equity Commitment Letters, including by (i) maintaining in effect, without amendment, supplement, modification or waiver, each of the Equity Commitment Letters, (ii) satisfying on a timely basis all conditions to the closing of and funding under the applicable Equity Commitment Letters applicable to Parent and Merger Sub that are within their control, (iii) consummating the Financing contemplated by each of the applicable Equity Commitment Letters at or prior to the Closing and prior to the Effective Time, and (iv) enforcing the parties’ funding obligations (and the rights of Parent and Merger Sub) under each of the applicable Equity Commitment Letters to the extent necessary to fund the Merger Consideration. If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the applicable Equity Commitment Letters, (x) Parent and Merger Sub shall promptly notify the Company in writing and (y) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative debt financing and/or equity financing on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company than the terms and conditions as set forth in the applicable Equity Commitment Letters as in effect on the date hereof (the “Alternative Financing”), in each case so long as (i) the aggregate proceeds of the Financing (as amended or modified) and any Alternative Financing (if applicable), will be sufficient for Merger Sub and the Surviving Company to pay the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (ii) such amendment or modification or such Alternative Financing (A) does not impose new or additional conditions compared to those in each of the applicable Equity Commitment Letters as in effect on the date hereof, (B) would not prevent or materially delay the consummation of the

Transactions or materially impair the ability of Parent or Merger Sub to consummate the Transactions and (C) does not involve any change, terms or conditions that would adversely impact the ability of Parent or Merger Sub to enforce their rights against the providers of the Financing or Alternative Financing.  If Parent becomes aware of the existence of any fact or event that would reasonably be expected to cause any portion of the Financing to become unavailable on the terms and conditions contemplated by the Equity Commitment Letters in effect on the date hereof, Parent and Merger Sub shall use their reasonable best efforts to either cure or eliminate such fact or event, or to arrange and obtain Alternative Financing.  Parent shall deliver to the Company as promptly as practicable (and no later than three (3) Business Days) after such execution, true and complete copies of all Contracts or other arrangements pursuant to which any such alternative sources have committed to provide such Alternative Financing.

(b)                                 Without limiting the generality of Section 6.07(a), Parent and Merger Sub shall give the Company prompt notice in writing:  (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Equity Commitment Letter, which would be reasonably likely to result in any condition of such Equity Commitment Letter not to be satisfied or the termination of any Equity Commitment Letter, of which Parent or Merger Sub becomes aware; (ii) of the receipt of any written notice or other written communication from any party to any Equity Commitment Letter with respect to any alleged or potential breach, default, termination or repudiation by any party to such Equity Commitment Letter or any provisions of such Equity Commitment Letter which could result in any condition of such Equity Commitment Letter not to be satisfied or the termination of such Equity Commitment Letter; (iii) of any material dispute or disagreement between or among any parties to any Equity Commitment Letter; and (iv) if Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by each of the Equity Commitment Letters.  As soon as reasonably practicable after the date the Company delivers to Parent or Merger Sub a written request therefor, Parent and Merger Sub shall provide written notice of the circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(c)                                  Parent and Merger Sub shall on a joint and several basis (i) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and/or Alternative Financing (including any action taken in accordance with this Section 6.07(c)) and any information utilized in connection therewith and (ii) promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.07(c); provided that Parent and Merger Sub shall not be liable to the Company, its Subsidiaries or their respective Representatives for any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties to the extent resulting from the fraud of such indemnifiable persons.

Section 6.08                             Further Action; Reasonable Best Efforts.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (and Parent shall procure the other Buyer Group Parties to) (i) make promptly the Specified Filings and related required submissions with each relevant Governmental Authority with jurisdiction over enforcement of any applicable Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions or otherwise relating to the consummation of the Transactions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority relating to the consummation of the Transactions, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the consummation of the Transactions); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable on its part under this Agreement and applicable Laws or otherwise to consummate and make effective the Transactions as soon as reasonably practicable, including taking any and all steps necessary to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided that the Company shall not agree to any such hold separate, restructuring, reorganization, sale, divestiture or disposition without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, further, that none of the Buyer Group Parties shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that would materially and adversely limit its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets unless any such action is subject to the consummation of the Merger.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, none of the Company, Parent or Merger Sub shall (and Parent shall procure the other Buyer Group Parties not to) make, or cause to be made, any filings or submissions with or to, or seek any approvals or authorizations from, any Governmental Authority (other than the Specified Filings) without the prior written consent of each party hereto.

(b)                                 Each party hereto shall (and Parent shall procure the other Buyer Group Parties to), upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3 or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, any other Buyer Group Party, the Company or any of their respective subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

(c)                                  The Company shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, at or prior to the Closing all things within its control which are necessary, proper or advisable and which are reasonably requested by Parent to facilitate the continuing operations of business of the Group Companies from and after the Closing, including using its reasonable best efforts to provide operational data, provide bank account information of the Group Companies, locate the corporate chops and finance stamps of the Group Companies incorporated in the PRC and procure the satisfaction of the closing conditions set forth in Section 7.02.

Section 6.09                             Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10                             Participation in Litigation.

Prior to the Effective Time, (a) each of the Company and Parent shall give prompt notice to the other party of any Actions commenced or, to the knowledge of the Company or Parent (as applicable), threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and except as set forth in Section 6.10 of the Company Disclosure Schedule, no such Action shall be settled or compromised, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.11                             Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent.  Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, subject to Section 6.04(f), Parent and the Company shall consult with each other before the Company or any Buyer Group Party issues any press release, has any communication with the press (whether or not for attribution), makes any other public statement or schedules any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.  Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 6.04(c).

Section 6.12                             Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the ADSs by the Surviving Company from NASDAQ and the deregistration of the Class A Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13                             Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Transactions.

Section 6.14                             Employee Matters.

(a)                                 Effective from and after the Closing Date, Parent shall cause the Surviving Company to provide the employees of the Group Companies (i) with each term and condition of employment (including seniority and other service credit) and each type and amount of compensation and benefits required by applicable Law (whether as an absolute requirement or as a condition to avoiding any penalty, liability, obligation or expense) and (ii) for at least the one-year period immediately following the Closing Date, other terms and conditions of employment (including seniority and other service credit) and types and amounts of compensation and benefits (excluding those items subject to clause (a) above) that are no less favorable, in the aggregate, to those provided by the Company or its Affiliates, in each case, immediately prior to the Closing Date. Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Company Employee Plan, (2) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (3) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any employee, or (4) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

(b)                                 At the request of Parent at or prior to the Closing, the Company shall, and shall cause any of its applicable Subsidiaries to, execute any employment or service termination agreement, non-compete and non-solicitation agreement or transitional service agreement with certain of their respective employees or service providers provided by Parent to the Company; provided that (i) such agreement has been previously executed by the relevant employee or service provider, (ii) such agreement shall take effect immediately after the Closing, and (iii)

such agreement does not provide for payment of any additional consideration in respect of any of such employee or service provider’s Shares.

Section 6.15                             Actions related to Controlled Entities.

The Company and Parent shall use commercially reasonable efforts to procure that the actions with respect to the Controlled Entities as set forth in Schedule 6.15 be taken.

Section 6.16                             Lender Consents.

The Company shall use commercially reasonable efforts to obtain any necessary consents or waivers from, and give all necessary notices to, lenders from which any Group Company has outstanding borrowings that are required for the execution and delivery of this Agreement by the Company, the performance of this Agreement by the Company and the consummation of the Transactions, including the Merger.

Section 6.17                             Actions Taken at Direction of Rollover Shareholders or Parent.

Notwithstanding any other provision of this Agreement to the contrary, it is agreed that Parent shall not have any right to (a) terminate this Agreement pursuant to Section 8.04 hereof or (b) claim any damage or seek any other remedy at law or in equity, for any breach of any representation or warranty made by the Company in this Agreement or any covenant or agreement of the Company under this Agreement if such breach or alleged breach is the proximate result of action or inaction taken by (i) a Rollover Shareholder or (ii) the Company at the direction of a Rollover Shareholder or another Buyer Group Party, in each case, without the prior approval of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Section 6.18                             No Amendment to Buyer Group Contracts.

Without the Company’s prior written consent which may not be unreasonably withheld, delayed or conditioned, (a) Parent and Merger Sub shall not, and shall cause the other Buyer Group Parties not to, enter into any Contract or amend, modify, withdraw or terminate any Buyer Group Contract or waive any rights thereunder in a manner that would (i) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (ii) prevent or materially impair the ability of any management member or director of the Company, with respect to any Superior Proposal, taking any of the actions described in Section 6.04 to the extent such actions are permitted to be taken by the Company thereunder and (b) Parent shall not (and shall procure that the other Buyer Group Parties shall not) enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives any consideration or other economic value from any person in connection with the Transactions that is not provided or expressly contemplated in the Buyer Group Contracts as of the date hereof.

Section 6.19                             Support Agreement.

Parent shall, and shall procure Holdco to, consummate the transactions contemplated by the Support Agreement at or immediately prior to the Closing on the terms and conditions set forth in the Support Agreement, including (i) maintaining in full force and effect the Support Agreement until the transactions contemplated by this Agreement are consummated, and (ii) satisfying on a timely basis all conditions applicable to Parent or Holdco in the Support Agreement. Parent shall promptly (and in any event within 24 hours) notify the Company and the Special Committee of any purported termination of, amendment or modification to, breach of, or waiver of any provision or remedy under, the Support Agreement.

Section 6.20                             Certain Assistance.

The Company shall, and shall procure iKang Healthcare Technology Group Co., Ltd. (爱康健康科技集团有限公司) to, use commercially reasonable efforts to facilitate and assist in discussions with the relevant lenders under the agreements set forth in Section 6.20 of the Company Disclosure Schedule on reaching an agreement mutually acceptable by Parent.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions:

(a)                                 Shareholder Approval.  This Agreement, the Plan of Merger and the Merger shall have been approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL, the Company’s memorandum and articles of association and this Agreement.

(b)                                 No Injunction.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, restraining order or judgement (an “Order”) which is then in effect and prohibits or makes illegal the consummation of the Transactions.

Section 7.02                             Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions:

(a)                                 Representations and Warranties.  (i) Other than the representations and warranties of the Company contained in Section 3.03(a), Section 3.04(a) and Section 3.18(b), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Company Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.04(a) and Section 3.18(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than such representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time); and (iii) the representations and warranties set forth in Section 3.03(a) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than such representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all material respects as of such time).

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)                                  No Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.

(d)                                 Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e)                                  Dissenting Shareholders.  The holders of no more than 15% of the Shares have validly served a notice of objection under Section 238(2) of the CICL.

Section 7.03                             Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate any of the Transactions.

(b)                                 Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04                             Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01                             Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee).

Section 8.02                             Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)                                 the Merger shall not have been consummated on or before the date falling six (6) months from the date of this Agreement (the “Termination Date”); provided that if on such date, all of the conditions set forth in Article VII have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived (where permissible under applicable Law), except for the conditions set forth in Section 7.01(b), then either Parent or the Company may, in its sole discretion, elect to extend the Termination Date once to the date that is three (3) months after the initial Termination Date;

(b)                                 any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which is then in effect and prohibits or makes illegal the consummation of the Transactions; or

(c)                                  the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted primarily in, the failure of the applicable condition(s) being satisfied.

Section 8.03                             Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)                                 a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and such breach is not curable or, if curable, is not cured within sixty (60) days following receipt of written notice of such breach from the Company (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 7.02(a) or Section 7.02(b);

(b)                                 (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.03 and (iii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days after the date on which the Closing should have occurred pursuant to Section 1.02; or

(c)                                  prior to the receipt of the Requisite Company Vote, (i) the Company Board has, upon the recommendation of the Special Committee, authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to, concurrently with or immediately following the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal, and (iii) the Company immediately prior to, or concurrently with, such termination pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.06(a)(i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has complied with all the requirements of Section 6.04 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub).

Section 8.04                             Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)                                 a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and such breach is not curable or, if curable, is not cured within sixty (60) days following receipt of written notice of such breach from Parent or Merger Sub (or, if earlier, the Termination Date); provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 7.03(a) or Section 7.03(b); or

(b)                                 a Company Triggering Event shall have occurred.

Section 8.05                             Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of (a) Section 6.07(c) and (b) Section 6.11, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06                             Termination Fees.

(a)                                 The Company will pay, or cause to be paid, to one or more designees of Parent an aggregate amount equal to US$37,000,000 (the “Company Termination Fee”) if this Agreement is terminated:

(i)                                     by Parent pursuant to Section 8.04 or by the Company pursuant to Section 8.03(c); or

(ii)                                  by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), if (A) after the date hereof and prior to the termination of this Agreement (in the case of termination pursuant to Section 8.02(a)) or prior to the Shareholders’ Meeting (in the case of termination pursuant to Section 8.02(c), as applicable), a bona fide Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn and (B) within nine (9) months after such termination, the Company enters a definitive agreement related to such Competing Transaction (provided that for purposes of this Section 8.06(a)(ii), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “more than 50%”).

The Company shall pay the Company Termination Fee, in the case of termination pursuant to clause (i), within five (5) Business Days after the date of termination, and in the case of termination pursuant to clause (ii) above, concurrently with consummation of such Competing Transaction.

(b)                                 Parent will pay, or cause to be paid, to the Company an aggregate amount equal to US$74,000,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b).

Parent shall pay the Parent Termination Fee as promptly as possible (but in any event within five (5) Business Days) following such termination.

(c)                                  In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable, out-of-pocket costs and expenses actually incurred or accrued by the other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 2.00%.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)                                 Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)                                  Notwithstanding anything to the contrary in this Agreement but subject to Section 9.08, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b), the expenses pursuant to Section 8.06(c) and any amounts pursuant to Section 6.07(c), and the Company’s rights under the Limited Guarantees and the Company’s rights to seek specific performance under Section 9.08 and rights under the Equity Commitment Letters (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (i) Parent, Merger Sub, the Sponsors, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of Parent, Merger Sub or any Sponsor, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Sponsor or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i)—(iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, without limitation to the Company’s remedies pursuant to Section 9.08 and rights under the Equity Commitment Letters and the Limited Guarantees (subject to their terms respective, conditions and limitations), (A) neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), the expenses pursuant to Section 8.06(c) and any amounts pursuant to Section 6.07(c), and (B) in no event shall any member of the Company Group (as defined below) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b), Section 8.06(c) or Section 6.07(c).  Notwithstanding anything herein to the contrary, for the avoidance of doubt, this Section 8.06(e) shall not limit the Company’s rights or ability to demand and receive payment under the Equity Commitment Letters or the Limited Guarantees.

(f)                                   Notwithstanding anything to the contrary in this Agreement but subject to Section 9.08, in the event that Company fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and the expenses pursuant to Section 8.06(c), and Parent’s right to seek specific performance under Section 9.08, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent and Merger Sub against (i) the Group Companies, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees, agent or representative of any Group Company, or (iii) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i)—(iii), collectively, the “Company Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, without limitation to the Parent and Merger Sub’s remedies pursuant to Section 9.08, (A) none of the Group Companies shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a) and the expenses pursuant to Section 8.06(c) and (B) in no event shall any member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from any of the Group Companies to the extent provided in Section 8.06(a) or Section 8.06(c).

(g)                                  Each of the Company, Parent and Merger Sub acknowledges and agrees that, in connection with the execution of this Agreement, Parent has delivered to the Company each of the Limited Guarantees entered into by the Sponsors in favor of the Company with respect to certain obligations of the Parent under this Agreement, and that if and to the extent that Parent fails to pay the full amount of the Parent Termination Fee when due and in accordance with Section 8.06(b), the Company (upon the written instruction by the Special Committee or the Company Board upon the recommendation of the Special Committee) will have the right to receive payment of any unpaid amount of the Parent Termination Fee in immediately available funds in U.S. dollars, up to the maximum amount specified therein, upon delivery of a demand to the Sponsors no later than two (2) Business Days after making any written demand for payment under the Limited Guarantees, on the terms and subject to the conditions of the Limited Guarantees.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01                             Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Articles I and II, Section 6.07(c), Section 6.11, Article VIII and this Article IX.

Section 9.02                             Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Suite 3501, K.Wah Centre,

1010 Huaihai Road (M), 200031,

Shanghai, China

Attention: Huang Xin / Terry Yin

Facsimile: +86 21 3127 1750

with a copy to:

Wilson Sonsini Goodrich & Rosati

Address: Suite 1509, 15F, Jardine House

1 Connaught Place, Central, Hong Kong

Attention: Weiheng Chen

Facsimile: +852 3972 4999

E-mail: wchen@wsgr.com

Address: Unit 03-04, 38/F, Jinmao Tower

88 Century Boulevard, Pudong New Area

Shanghai 200121, China

Attention: Jie Zhu

Facsimile: +86 21 6165 1761

E-mail: jizhu@wsgr.com

if to the Company:

B-6F, Shimao Tower, 92A Jianguo Road,

Chaoyang District, Beijing, 100022, China

Attention: Xin Ge

Facsimile: +86 10 5320 6689

E-mail: grace.ge@ikang.com

with a copy to:

Simpson Thacher & Bartlett LLP
ICBC Tower — 35th Floor
3 Garden Road
Central, Hong Kong
Attention:                                         Kathryn King Sudol
E-mail:                                                        ksudol@stblaw.com

and

Davis Polk & Wardell LLP
2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing, 100004 PRC
Attention:                                         Howard Zhang

E-mail:                                                        howard.zhang@davispolk.com

if to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
ICBC Tower — 35th Floor
3 Garden Road
Central, Hong Kong
Attention:                                         Kathryn King Sudol
E-mail:                                                        ksudol@stblaw.com

Section 9.03                             Certain Definitions.

(a)                                 For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Criminal Law, PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong, Beijing and the Cayman Islands.

“Buyer Group Contracts” means the Equity Commitment Letters, the Support Agreement, and the interim investors agreement dated as of the date hereof by and among the Rollover Shareholders, the Sponsors, Holdco, Parent and Merger Sub.

“Buyer Group Parties” means Parent, Merger Sub, Holdco, each of the Sponsors, each of the Rollover Shareholders and the respective Affiliates of each of the foregoing, excluding the Company or any of its Subsidiaries.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other Contract between any Group Company or an Affiliate and any current or former employee, director or officer of such Group Company or its Subsidiaries.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by the Company or any Affiliate for the benefit of any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries, or with respect to which the Company or any Affiliate has or may have any liability or obligation.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, would, or would reasonably be expected to, have a material adverse effect on the business, financial condition, assets or results of operations of the Company and the Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect:  (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, to the extent such changes do not have a materially disproportionate adverse effect relative to other similarly situated industry participants, (ii) changes arising from the public announcement of or the performance of this Agreement by the Company, the pendency or consummation of the Transactions, or the identity of Parent, the Sponsors or any of Affiliates as the acquiror of the Company, including the impact or effect thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with any employees, customers, suppliers or partners, (iii) natural disaster or any outbreak or escalation of hostilities or war or any act of terrorism or other force majeure events, (iv) changes or developments in any of the industries in which the Company or any of its Subsidiaries operate to the extent such changes or developments do not have a materially disproportionate adverse effect relative to other similarly situated industry participants, (v) changes in any applicable Laws or applicable accounting regulations or principles (including U.S. GAAP), or the interpretation or enforcement thereof, (vi) any change in the price or trading volume of the Shares or any failure to meet any financial projections, forecasts or forward-looking statements (provided that the facts or occurrences giving rise to or contributing to such change or failure, as applicable, that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (vii) any Action in respect of this Agreement or the Transactions brought or commenced by any current or former shareholder of the Company (on its own behalf or on behalf of the Company) or other third party, or (viii) any action taken, or failure to take action, by the Company or any of its Subsidiaries that Parent has consented to or requested in writing.

“Company Option” means each option to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Triggering Event”  shall be deemed to have occurred if:  (i) there shall have been a Change in the Company Recommendation; (ii) the Company Board shall have recommended publicly to the shareholders of the Company a Competing Transaction or shall have entered into any Alternative Acquisition Agreement (other than a confidentiality agreement entered into in compliance with Section 6.04(b)); or (iii) a tender offer or exchange offer by a Third Party for 15% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) within ten (10) Business Days after commencement thereof; provided that a

“stop, look and listen” communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to constitute a Company Triggering Event.

“Confidentiality Agreements” means the confidentiality agreement between the Company and Yunfeng Capital dated as of June 11, 2016, as amended and supplemented by an addendum thereof among the Company, Yunfeng Capital, Alibaba Investment Limited and certain other parties dated as of March 12, 2018.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Controlled Entities” means iKang Healthcare Technology Group Co., Ltd. (爱康健康科技集团有限公司), Hangzhou iKang Guobin Clinic Co., Ltd. (杭州爱康国宾医疗门诊部有限公司), Shanghai Yuanhua Information Technology Co., Ltd. (上海元化信息技术有限公司) and Jiandatong Health Technology (Beijing) Co., Ltd. (健达通健康科技（北京）有限公司), each a company established in the PRC.

“Data Room” means the virtual data room containing written documents and information relating to the Company and its Subsidiaries made available by the Company on the Merrill DataSite under the project name “Jaguar Dataroom” and to which Parent and its Representatives had access on or prior to the date of this Agreement.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the required environmental impact assessment and approval, and completion inspection on environment protection facility in respect of construction project, (b) the protection of health, safety or the environment (including radioisotope safety, bio safety and fire protection) or (c) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Excluded Shares” means, collectively, (i) any Shares held by Parent, the Company or any of their respective Subsidiaries; (ii) Shares issued to the Depositary and reserved for the exercise of Company Options; and (iii) the Rollover Shares.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii)

any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (i) or (ii) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person, (f) all obligations of such person as lessee under leases recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such person, and (i) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property Rights” means all rights anywhere in the world, including rights arising under PRC Laws, in or to any intellectual property, including without limitation: (a) copyrightable works, works of authorship, whether copyrightable or not, copyrights, and registrations and applications for registration thereof, (b) inventions, whether patentable or not, and all patents, patent applications, patent publications and statutory invention registrations, (c) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of attribution and integrity and other moral rights of any author.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, and with respect to Parent and Merger Sub, the actual knowledge of the individuals listed in Section 9.03(b) of the Parent Disclosure Schedule.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means, with respect to any asset, any security interest, pledge, hypothecation, mortgage, lien, encumbrance, restrictive covenant or charge of any kind with respect to such asset and, with respect to any security, any right of first refusal, right of first offer, call option, other transfer restriction or restriction on voting with respect to such security.

“Merger Consideration” means the aggregate of all payments required to be made pursuant to Section 2.01(a), Section 2.02(b) and Section 2.03(a).

“Parent Disclosure Schedule” means the disclosure schedule delivered to the Company by Parent and Merger Sub on the date hereof.

“Permitted Encumbrances” shall mean:  (a) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date, or which are being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar liens for labor, materials or supplies incurred in the ordinary course of business for amounts which are not due and payable and as to which there is no default on the part of the Company or that secure a liquidated amount, that are being contested in good faith, (c) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property which do not or would not materially impair the use or occupancy of such real property or the operation of the business conducted thereon, (e) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (f) Liens imposed by applicable Law, (g) pledges or deposits required by applicable law to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (h) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in the Leases), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (i) Liens securing Indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof, or (B) that have otherwise been disclosed to Parent in writing as of the date of this Agreement, (j) Liens arising in connection with contractual arrangements through which the Company controls certain Group Companies, (k) Liens created by licenses, sublicenses, covenants not to sue, releases or other rights in or to Intellectual Property Rights in the ordinary course of business, and (l) any other Liens that have been incurred or suffered in the ordinary course of business or by operation of law that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to the Company and its Subsidiaries, taken as a whole, or on the use or operation of the property subject thereto.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Rights Agreement” means the rights agreement, dated as of December 2, 2015, by and between the Company and American Stock Transfer & Trust Company, L.L.C.

“Rollover Shares” means the Shares, including any Share represented by ADSs, held by the Rollover Shareholders as set forth opposite each such Rollover Shareholder’s name on Appendix I hereto.

“SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company”, or any successor rule or regulation under PRC law.

“SAFE Circular 37” means Circular 37 (issued by SAFE on July 4, 2014, titled “Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special Purpose Vehicles” effective as of July 4, 2014), or any successor rule or regulation of the foregoing under PRC law.

“SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles”, effective as of November 1, 2005, and replaced by SAFE Circular 37 on July 4, 2014.

“SAFE Circular 78” means Circular 78, issued by SAFE on March 28, 2007, titled “Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies”, effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“Share Incentive Plans” means, collectively, the Share Incentive Plans adopted by the Company in February and April 2013 and March 2014, respectively, and all amendments and modifications thereto.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Specified Filings” means those filings and submissions described in Section 6.08 of the Company Disclosure Schedule.

“Sponsors” means each of Yunfeng Fund III, L.P., Yunfeng Fund III Parallel Fund, L.P. and Taobao China Holding Limited.

“Subsidiary” means, with respect to any party, any person of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.09
ADS	Section 2.01(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(a)
Alternative Financing	Section 6.07(a)
Applicable Date	Section 3.07(a)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Class A Share	Section 2.01(a)
Class C Share	Section 2.01(a)
Closing	Section 1.02
Closing Date	Section 1.02

Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)
Company Licensed Intellectual Property	Section 3.12(f)
Company Owned Intellectual Property	Section 3.12(d)
Company Personnel	Section 3.10(a)
Company Recommendation	Section 3.04(b)
Company Representative	Section 3.06(f)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(d)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.16(a)
Equity Commitment Letters	Section 4.05(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
HKIAC	Section 9.09(b)
Holdco	Recitals
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Limited Guarantee	Recitals
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.15(a)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	Section 3.05(b)
Notice of Superior Proposal	Section 6.04(c)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Policies	Section 3.17(a)
PRC	Section 3.06(a)
Proxy Statement	Section 6.01(a)

Record ADS Holders	Section 6.02(a)
Registered Intellectual Property	Section 3.12(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
Rollover Shareholders	Recitals
SAFE	Section 3.06(a)
Schedule 13E-3	Section 6.01(a)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Shareholders’ Meeting	Section 6.02(a)
Shares	Section 2.01(a)
Special Committee	Recitals
Superior Proposal	Section 6.04(e)
Support Agreement	Recitals
Surviving Company	Section 1.01
Takeover Statute	Section 3.18(a)
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04                             Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05                             Entire Agreement; Assignment.

This Agreement, the Equity Commitment Letters and the Limited Guarantees constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any persons providing the Alternative Financing (if applicable) permitted pursuant to the terms thereof (solely to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement or any rights hereunder as collateral in respect of such Alternative Financing) upon the prior written consent of the Company (not to be unreasonably withheld or delayed), together with a copy of the relevant assignment documents, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.06                             Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.06(e) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.07                             Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  All US$ amounts used in this Agreement shall be deemed to include the equivalent amount denominated in other currencies.

Section 9.08                             Specific Performance.

(a)                                 Subject to Section 9.08(b), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages.  Accordingly, subject to Section 9.08(b), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall, subject to Section 8.06, be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)                                 Notwithstanding the foregoing, the Company shall have the right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, to cause Parent and Merger Sub to cause the Financing to be funded at any time, but only in the event that each of the following conditions has been satisfied (i) all conditions in Sections 7.01 and 7.02 (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the

Closing is required to have occurred pursuant to Section 1.02, and (iii) the Company has irrevocably confirmed in writing that, if specific performance is granted and the Financing (or, if applicable, Alternative Financing) is funded, then the Company is ready, willing and able to take all actions within its control to consummate the Closing.

(c)                                  Each party waives (i) any defenses in any Action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. Notwithstanding anything herein to the contrary, Parent, Merger Sub and the Company hereby agree that the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, provided that (x) neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon termination of this Agreement and the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d)                                 The Company shall act at the direction of the Special Committee with respect to any exercise of its rights to seek specific performance or other relief under this Section 9.08 against Parent and/or Merger Sub.

Section 9.09                             Governing Law.

(a)                                 This Agreement shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the laws of the Cayman Islands shall be subject to the laws of the Cayman Islands, including the duties of the board of directors, internal corporate affairs of the Parent, Merger Sub and Surviving Company and the Merger and exercise of any dissenter’s rights with respect to the Merger, the laws of the Cayman Islands shall supersede the laws of the State of New York with respect to such provision, and the courts of the Cayman Islands shall have exclusive jurisdiction to determine any dispute or difference arising out of or in connection with such matters.

(b)                                 Subject to Section 9.08 and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the arbitration rules of HKIAC, such

Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10                             Amendment.

This Agreement may be amended by the parties hereto by action taken (a) in the case of Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) in the case for the Company, by or on behalf of the Company Board acting upon the recommendation of the Special Committee, at any time prior to the Effective Time; provided, however, that, after receipt of the Requisite Company Vote, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11                             Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (i) in the case of Parent and Merger Sub, by or on behalf of their respective boards of directors and (ii) in the case of the Company, by or on behalf of the Company Board acting upon the direction or recommendation of the Special Committee, (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12                             Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IK HEALTHCARE INVESTMENT LIMITED

By	/s/ HUANG XIN
Name:	Huang Xin
Title:	Director

IK HEALTHCARE MERGER LIMITED

By	/s/ HUANG XIN
Name:	Huang Xin
Title:	Director

IKANG HEALTHCARE GROUP, INC.

By	/s/ RUBY LU
Name:	Ruby Lu
Title:	Chairman, Special Committee of the Board of Directors

[Signature Page to Merger Agreement]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [*], 2018.

BETWEEN

(1)                                 IK Healthcare Merger Limited, an exempted company incorporated under the Laws of the Cayman Islands on March 3, 2017, with its registered office situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”); and

(2)                                 iKang Healthcare Group, Inc., an exempted company incorporated under the Laws of the Cayman Islands on [*], with its registered office situated at [*] (the “Company” or the “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)           Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of March 26, 2018 among IK Healthcare Investment Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which the Merger Sub will merge with and into the Company and cease to exist and the Surviving Corporation will continue as the surviving company in the Merger.

(b)           This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)            Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.                                      The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING CORPORATION

2.                                      The name of the surviving company (as defined in the Companies Law) shall be iKang Healthcare Group, Inc.

REGISTERED OFFICE

3.                                      The Surviving Corporation shall have its registered office at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share, of which one share has been issued and fully paid.

5.                                      Immediately prior to the Effective Date the authorized share capital of the Company was US$600,000 divided into 58,000,000 Class A common shares of par value US$0.01 per share, and 2,000,000 Class C common shares of par value US$0.01 per share. [*] have been issued and fully paid.

6.                                      On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)                                 Each Share issued and outstanding immediately prior to the Effective Date, other than (i) the Excluded Shares, and (ii) the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being US$41.20 in cash without interest.

(b)                                 Each of the Excluded Shares issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(c)                                  Each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled and cease to exist in exchange for a payment resulting from the procedure in section 238 of the Companies Law of the fair value of such shares and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration.

(d)                                 Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued and fully paid ordinary share of a nominal or par value US$0.01 each in the share capital of the Surviving Corporation.

7.                                      On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Corporation are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

8.                                      The Merger shall take effect on the date that this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

TERMS AND CONDITIONS

9.                                      The terms and conditions of the Merger including the manner and basis of converting shares in the Merger Sub into shares in the Surviving Corporation or into other property, are set out in the Agreement.

PROPERTY

10.                               On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.                               The Memorandum of Association and Articles of Association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.                               There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

13.                               The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14.                               (a)                                 Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b)                                 the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.                               This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

APPROVAL AND AUTHORIZATION

16.                               This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

17.                               This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.                               This Plan of Merger may be executed by facsimile or by email in “PDF” format and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.                               This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of IK Healthcare Merger Limited:

[Name]
Director

For and on behalf of iKang Healthcare Group, Inc.:

[Name]
Director

APPENDIX I

ROLLOVER SHAREHOLDERS AND ROLLOVER SHARES

Rollover Shareholder	Rollover Shares
	Class A Shares	Class C Shares	ADSs
ShanghaiMed, Inc.	2,264,140 Class A Shares	Nil	1,256,820 ADSs
Time Intelligent Finance Limited	526,721 Class A Shares	805,100 Class C Shares	Nil
Boquan He	10,000 Class A Shares issuable upon exercise of fully vested options	Nil	Nil
Top Fortune Win Ltd.	4,448,575 Class A Shares	Nil	Nil

Note that the number of Rollover Shares of ShanghaiMed, Inc., Time Intelligent Finance Limited or certain of their Affiliates may be increased in accordance with the Support Agreement by a maximum number of Shares (including Shares underlying ADS and Company options) equal to 1,590,308.